FILE NO 333-64124-01

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE VICTORIA 3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

“ This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.”

National RMBS Trust 2006-1

Monthly Report as at                          13 Oct 2006

This report is provided pursuant to the “Reports to Noteholders” section of the prospectus dated 23 May 2006.

A definition or description of certain terms used in this report together with a full description of the transaction may be found in the prospectus.

Further information is available to investors on Bloomberg (page reference [NRMBS]).  Information in this report and on Bloomberg have been sourced from the same data.

Differences in formatting, calculation and rounding methodology may cause discrepancies between the two sources.

Current Periods and Interest Rates

Determination Date	13 Oct 2006

Payment Date	20 Oct 2006

Interest Period
From (and including)	20 Sep 2006
To (but excluding)	20 Oct 2006
Number of days	30

Collection Period
From start of month	Sep 2006
To end of month	Sep 2006

	Class A Notes		Class B Notes

BBSW	6.1267		6.1267	% pa

Margin	0.1400	% pa	0.1800	% pa

Interest Rate	6.2667	% pa	6.3067	% pa

Noteholder Distribution Summary

	Class A Notes		Class B Notes		Subordination
	Per Note	Aggregate	Per Note	Aggregate	%

Original Face Amount	100,000.0000	1,472,600,000.00	100,000.00	10,400,000.00	0.70%
Beginning Note Balance	100,000.0000	1,300,002,804.21	100,000.00	10,400,000.00	0.79%
Interest Distribution	522.2250	6,695,940.47	518.3589	53,909.33
Principal Distribution	3,046.0836	44,856,628.33	0.0000	0.00
Ending Note Balance	96,953.9164	1,255,146,175.88	100,000.0000	10,400,000.00	0.82%
Less Carryover Principal Chargeoffs	0.0000	0.00	0.0000	0.00
Ending Stated Amount	96,953.9164	1,255,146,175.88	100,000.0000	10,400,000.00	0.82%

Total Distribution	3,568.3086	51,552,568.80	518.3589	53,909.33

Current Note Factor	0.85233340750	0.8523334075	1.000000	1.000000

Principal Distribution Statement

Principal Collections on Housing Loans	46,440,278.73
Issue proceeds of any Redraw Notes to be issued on the Payment Date	0.00
Other Amounts of principal received	541,175.24

Total Principal Collections		46,981,453.97

Reimbursement of Redraws	2,124,825.64
Principal Draw	0.00
Repay Redraw Note Principal	0.00
Class A Principal	44,856,628.33
Class B Principal	0.00

Total Principal Distribution		46,981,453.97

Interest Distribution Statement

Interest Collections	7,632,297.77
Principal Drawing	0.00
Liquidity Drawing	0.00

Total Available Income		7,632,297.77

Accrued Interest Adjustment	0.00
Expenses (includes all fees, net interest rate swap payment and other expenses of the Trust)	341,172.73
Reimbursement of previous Liquidity Drawings	0.00
Class A Interest Amount	6,695,940.47
Note Interest Amount for Redraw Notes	0.00
Interest payable under the Liquidity Facility Agreement	0.00
Note Interest Amount for Class B Notes	53,909.33

Excess Available Income available for Distribution (includes reimbursement of Principal Charge-Offs, unreimbursed Principal Drawings and distribution to Residual Income Unit Holder)		541,275.24

Excess Available Income applied to repay Principal Draw		541,175.24

Remaining Balance of Principal Draw		2,957,770.79

Support Facilities (AUD)

Liquidity Facility
Liquidity Facility Limit	11,450,000.00
Amount Drawn.	0.00

Historical CPR

2006	May 2006	Jun 2006	Jul 2006	Aug 2006	Sep 2006
	(%)	(%)	(%)	(%)	(%)

Monthly CPR	29	37	32	33	33

Historical Monthly CPR

Delinquency Information as at Month Ending                          30 Sep 2006

	31-60 Days	61-90 Days	91-120 Days	> 120 days	Foreclosure/
	Past Due	Past Due	Past Due	Past Due	REO	Total

No. of loans	18	6	2	4	0	30
No. of loans (%)	0.25%	0.08%	0.03%	0.05%	0.00%	0.41%
Balance outstanding ($)	3,285,565.35	1,051,828.32	268,515.45	748,317.07	0.00	5,354,226.19
Balance outstanding (%)	0.26%	0.08%	0.02%	0.06%	0.00%	0.42%
Instalment Amount ($)	36,314.76	19,341.94	6,977.89	23,259.44	0.00	85,894.03

Historical Delinquencies as a Percentage of Balance Outstanding

	May 2006	Jun 2006	Jul 2006	Aug 2006	Sep 2006	Oct 2006	Nov 2006	Dec 2006	Jan 2007	Feb 2007	Mar 2007	Apr 2007	May 2007
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)

31-60 Days Past Due	0.24	0.36	0.43	0.28	0.26	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
61-90 Days Past Due	0.00	0.03	0.09	0.13	0.08	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
91-120 Days Past Due	0.01	0.01	0.01	0.05	0.02	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
> 120 Days Past Due	0.00	0.00	0.00	0.01	0.06	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreclosure/REO	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total	0.25	0.40	0.53	0.47	0.42	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Historical Delinquency Information

Loss Data

	Sep 2006
Month Ended	(AUD)	(No Loans)

Losses on Sale of Property	0.00	0
Losses after Mortgage Insurance	0.00	0
Cumulative Losses after Mortgage Insurance	0.00	0
Cumulative Losses After Mortgage Insurance (%)	0.00%	0.00%

Summary and Weighted Average Calculations	At Issue	May 2006	Jun 2006	Jul 2006	Aug 2006	Sep 2006

Total Collateral Balance (AUD)	1,482,533,900.05	1,455,827,212.77	1,399,113,899.13	1,353,128,693.36	1,307,677,582.66	1,263,356,243.11
Total Number of Loans	8,475	8,322	8,038	7,808	7,570	7,343
Current Average Loan Balance (AUD)	174,930.25	174,937.18	174,062.44	173,300.29	172,744.73	172,049.06
Maximum Loan Balance (AUD)	573,375.42	575,239.26	573,287.21	573,202.50	573,220.93	573,024.55
Current Weighted Average LVR	52.20%	52.17%	51.80%	51.53%	51.17%	50.95%

Weighted Average Loan Rate	6.81%	6.99%	6.99%	7.00%	7.19%	7.19%
Weighted Average Term to Maturity (WAM) (months)	321	320	319	318	317	316
Weighted Average Seasoning (WAS) (months)	23	23	24	25	26	27

Loan Size Distribution as at Month Ending                          30 Sep 2006

	Number of	Balance of	Number of	Balance of
Loan Size Distribution	Loans	Loans (AUD)	Loans (%)	Loans (%)

Loan Size < $50,000	128	4,399,364.62	1.74%	0.35%
$50,000 <Loan Size < $100,000	806	63,355,312.41	10.98%	5.01%
$100,000 <Loan Size < $150,000	2,538	318,422,763.58	34.56%	25.20%
$150,000 <Loan Size < $200,000	1,824	316,951,952.63	24.84%	25.09%
$200,000 <Loan Size < $250,000	1,002	224,565,389.25	13.65%	17.78%
$250,000 <Loan Size < $300,000	513	140,947,198.08	6.99%	11.16%
$300,000 <Loan Size < $350,000	256	82,457,106.02	3.49%	6.53%
$350,000 <Loan Size < $400,000	138	51,650,371.47	1.88%	4.09%
$400,000 <Loan Size < $450,000	91	38,369,146.55	1.24%	3.04%
$450,000 <Loan Size < $500,000	45	21,140,728.71	0.61%	1.67%
$500,000 <Loan Size < $750,000	2	1,096,909.79	0.03%	0.09%
$750,000 <Loan Size < $1,000,000	—	—	0.00%	0.00%

Total	7,343	1,263,356,243.11	100.00%	100.00%

LVR Distribution as at Month Ending                          30 Sep 2006

	Number of	Balance of	Number of	Balance of
LVR Distribution	Loans	Loans (AUD)	Loans (%)	Loans (%)

LVR < 50%	3,964	595,478,790.12	53.98%	47.13%
50% < LVR < 55%	569	102,607,057.92	7.75%	8.12%
55% < LVR < 60%	592	115,417,360.04	8.06%	9.14%
60% < LVR < 65%	533	102,601,954.13	7.26%	8.12%
65% < LVR < 70%	564	112,686,631.62	7.68%	8.92%
70% < LVR < 75%	528	102,602,781.46	7.19%	8.12%
75% < LVR < 80%	499	109,808,980.36	6.80%	8.69%
80% < LVR < 85%	30	7,203,078.53	0.41%	0.57%
85% < LVR < 90%	48	10,944,187.66	0.65%	0.87%
90% < LVR < 95%	14	3,430,823.95	0.19%	0.27%
95% < LVR < 100%	1	222,297.31	0.01%	0.02%
LVR > 100%	1	352,300.01	0.01%	0.03%

Total	7,343	1,263,356,243.11	100.00%	100.00%

Mortgage Insurance as at Month Ending                          30 Sep 2006

	Number of	Balance of	Number of	Balance of
Mortgage Insurer	Loans	Loans (AUD)	Loans (%)	Loans (%)

Genworth Financial	271	51,896,177.54	3.69%	4.11%
Royal & Sun Alliance	—	—	0.00%	0.00%
CGU Lenders Mortgage Insurance	1	106,018.89	0.01%	0.01%
PMI	—	—	0.00%	0.00%
Pool Insurance	7,071	1,211,354,046.68	96.30%	95.88%
Other	—	—	0.00%	0.00%

Total	7,343	1,263,356,243.11	100.00%	100.00%

Geographic Distribution as at Month Ending                          30 Sep 2006

	Number of	Balance of	Number of	Balance of
Geographic Distribution	Loans	Loans (AUD)	Loans (%)	Loans (%)

ACT Inner City	111	19,356,354.85	1.51%	1.53%
ACT Metro	59	10,371,566.44	0.80%	0.82%
ACT Non Metro	1	149,188.70	0.01%	0.01%
NSW Sydney Inner City	9	1,674,231.59	0.12%	0.13%
NSW Sydney Metro	994	213,858,736.99	13.54%	16.93%
NSW Non-Metro	799	133,858,350.68	10.88%	10.60%
QLD Brisbane Inner City	16	2,564,815.91	0.22%	0.20%
QLD Brisbane Metro	717	134,490,635.93	9.76%	10.65%
QLD Non-Metro	762	131,708,395.89	10.38%	10.43%
VIC Melbourne Inner City	40	7,854,295.41	0.54%	0.62%
VIC Melbourne Metro	2,029	332,720,116.87	27.63%	26.34%
VIC Non-Metro	679	93,647,631.29	9.25%	7.41%
WA Perth Inner City	22	4,129,584.85	0.30%	0.33%
WA Perth Metro	388	69,013,618.01	5.28%	5.46%
WA Non-Metro	64	10,982,063.43	0.87%	0.87%
SA Adelaide Inner City	9	1,642,427.63	0.12%	0.13%
SA Adelaide Metro	351	53,843,501.62	4.78%	4.26%
SA Non-Metro	92	12,918,848.08	1.25%	1.02%
NT Darwin Inner City	44	6,871,369.72	0.60%	0.54%
NT Darwin Metro.	—	—	0.00%	0.00%
NT Non-Metro	8	1,028,800.97	0.11%	0.08%
TAS Hobart Inner City	5	631,449.20	0.07%	0.05%
TAS Hobart Metro	77	11,187,227.84	1.05%	0.89%
TAS Non-Metro	65	8,457,303.64	0.89%	0.67%
Undefined Post Code	2	395,727.57	0.03%	0.03%

Total	7,343	1,263,356,243.11	100.00%	100.00%

Seasoning Analysis — Total Portfolio as at Month Ending                          30 Sep 2006

	Number of	Balance of	Number of	Balance of
Seasoning Analysis	Loans	Loans (AUD)	Loans (%)	Loans (%)

Seasoning < 3 months	—	—	0.00%	0.00%
3 months < Seasoning < 6 months	—	—	0.00%	0.00%
6 months < Seasoning < 12 months	148	18,945,381.48	2.02%	1.50%
12 months < Seasoning < 18 months	2,000	375,230,061.29	27.24%	29.70%
18 months < Seasoning < 24 months	1,347	243,888,030.25	18.34%	19.30%
24 months < Seasoning < 36 months	2,277	376,401,184.11	31.01%	29.79%
36 months < Seasoning < 48 months	1,113	180,575,744.74	15.16%	14.29%
48 months < Seasoning < 60 months	271	45,683,060.70	3.69%	3.62%
Seasoning > 60 months	187	22,632,780.54	2.55%	1.79%

Total	7,343	1,263,356,243.11	100.00%	100.00%

Remaining Loan Term as at Month Ending                          30 Sep 2006

	Number of	Balance of	Number of	Balance of
Remaining Loan Term	Loans	Loans (AUD)	Loans (%)	Loans (%)

Term < 5 years	6	488,033.26	0.08%	0.04%
5 years < Term < 10 years	53	4,343,208.29	0.72%	0.34%
10 years < Term < 15 years	138	15,470,180.52	1.88%	1.22%
15 years < Term < 20 years	529	70,590,954.83	7.20%	5.59%
20 years < Term < 25 years	908	140,688,602.86	12.37%	11.14%
25 years < Term < 30 years	5,709	1,031,775,263.35	77.75%	81.67%
30 years < Term < 35 years	—	—	0.00%	0.00%
Term > 35 years	—	—	0.00%	0.00%

Total	7,343	1,263,356,243.11	100.00%	100.00%

Loan Purpose as at Month Ending                          30 Sep 2006

	Number of	Balance of	Number of	Balance of
Loan Purpose	Loans	Loans (AUD)	Loans (%)	Loans (%)

Purchase	1,073	195,629,173.90	14.61%	15.48%
Refinance	4,307	728,050,019.31	58.65%	57.63%
Home Improvement	914	149,061,437.09	12.45%	11.80%
Investor	893	164,371,044.37	12.16%	13.01%
Other	156	26,244,568.44	2.12%	2.08%

Total	7,343	1,263,356,243.11	100.00%	100.00%

Loan Type by Interest Rate as at Month Ending                          30 Sep 2006

	Number of	Balance of	Number of	Balance of
Loan Type	Loans	Loans (AUD)	Loans (%)	Loans (%)

Variable Rate	5,525	941,998,989.73	75.24%	74.56%
Fixed Rate	1,818	321,357,253.38	24.76%	25.44%

Total	7,343	1,263,356,243.11	100.00%	100.00%

Fixed Rate Term Remaining as at Month Ending                          30 Sep 2006

	Number of	Balance of	Number of	Balance of
Remaining Fixed Rate Term	Loans	Loans (AUD)	Loans (%)	Loans (%)

Term < 1 year	557	93,217,730.01	30.64%	29.01%
1 years < Term < 2 years	893	166,532,210.00	49.12%	51.82%
2 years < Term < 3 years	222	36,431,009.00	12.21%	11.34%
3 years < Term < 4 years	125	21,616,705.40	6.88%	6.73%
4 years < Term < 5 years	7	950,734.73	0.39%	0.30%
Term > 5 years	14	2,608,864.24	0.77%	0.81%

Total	1,818	321,357,253.38	100.00%	100.00%

Contract Details

Trust Manager	National Global MBS Manager Pty Ltd

Contacts	Eva Zileli
Manager Securitisation & Funding
National Australia Bank (Melbourne, Australia)
	Phone:	(+613) 8634 8219
	Facsimile:	(+613) 8634 3822
	Email:	Eva.Zileli@nab.com.au

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Monthly Report as at                 13 Nov 2006

This report is provided pursuant to the “Reports to Noteholders” section of the prospectus dated 23 May 2006.

A definition or description of certain terms used in this report together with a full description of the transaction may be found in the prospectus.

Further information is available to investors on Bloomberg (page reference [NRMBS]).  Information in this report and on Bloomberg have been sourced from the same data.

Differences in formatting, calculation and rounding methodology may cause discrepancies between the two sources.

Current Periods and Interest Rates

Determination Date	13 Nov 2006

Payment Date	20 Nov 2006

Interest Period
From (and including)	20 Oct 2006
To (but excluding)	20 Nov 2006
Number of days	31

Collection Period
From start of month	Oct 2006
To end of month	Oct 2006

	Class A Notes		Class B Notes

BBSW	6.1600		6.1600	% pa

Margin	0.1400	% pa	0.1800	% pa

Interest Rate	6.3000	% pa	6.3400	% pa

Noteholder Distribution Summary

	Class A Notes		Class B Notes		Subordination
	Per Note	Aggregate	Per Note	Aggregate	%

Original Face Amount	100,000.0000	1,472,600,000.00	100,000.00	10,400,000.00	0.70%
Beginning Note Balance	100,000.0000	1,255,146,175.88	100,000.00	10,400,000.00	0.82%
Interest Distribution	542.5000	6,715,891.73	538.4658	56,000.44
Principal Distribution	2,660.5006	39,178,532.01	0.0000	0.00
Ending Note Balance	97,339.4994	1,215,967,643.87	100,000.0000	10,400,000.00	0.85%
Less Carryover Principal Chargeoffs	0.0000	0.00	0.0000	0.00
Ending Stated Amount	97,339.4994	1,215,967,643.87	100,000.0000	10,400,000.00	0.85%

Total Distribution	3,203.0006	45,894,423.74	538.4658	56,000.44

Current Note Factor	0.82572840140	0.8257284014	1.000000	1.000000

Principal Distribution Statement

Principal Collections on Housing Loans	40,456,963.87
Issue proceeds of any Redraw Notes to be issued on the Payment Date	0.00
Other Amounts of principal received	1,001,184.09

Total Principal Collections		41,458,147.96

Reimbursement of Redraws	2,279,615.95
Principal Draw	0.00
Repay Redraw Note Principal	0.00
Class A Principal	39,178,532.01
Class B Principal	0.00

Total Principal Distribution		41,458,147.96

Interest Distribution Statement

Interest Collections	8,113,796.28
Principal Drawing	0.00
Liquidity Drawing	0.00

Total Available Income		8,113,796.28

Accrued Interest Adjustment	0.00
Expenses (includes all fees, net interest rate swap payment and other expenses of the Trust)	340,620.02
Reimbursement of previous Liquidity Drawings	0.00
Class A Interest Amount	6,715,891.73
Note Interest Amount for Redraw Notes	0.00
Interest payable under the Liquidity Facility Agreement	0.00
Note Interest Amount for Class B Notes	56,000.44

Excess Available Income available for Distribution (includes reimbursement of Principal Charge-Offs, unreimbursed Principal Drawings and distribution to Residual Income Unit Holder)		1,001,284.09

Excess Available Income applied to repay Principal Draw		1,001,184.09
Remaining Balance of Principal Draw		1,956,586.70

Support Facilities (AUD)

Liquidity Facility
Liquidity Facility Limit	11,450,000.00
Amount Drawn	0.00

Historical CPR

2006	May 2006	Jun 2006	Jul 2006	Aug 2006	Sep 2006	Oct 2006
	(%)	(%)	(%)	(%)	(%)	(%)

Monthly CPR	29	37	32	33	33	30

Historical Monthly CPR

Delinquency Information as at Month Ending                             31 Oct 2006

	31-60 Days	61-90 Days	91-120 Days	> 120 days	Foreclosure/
	Past Due	Past Due	Past Due	Past Due	REO	Total

No. of loans	21	7	3	5	0	36
No. of loans (%)	0.29%	0.10%	0.04%	0.07%	0.00%	0.50%
Balance outstanding ($)	4,013,652.48	1,060,950.62	603,110.27	911,420.66	0.00	6,589,134.03
Balance outstanding (%)	0.33%	0.09%	0.05%	0.07%	0.00%	0.54%
Instalment Amount ($)	42,593.64	22,334.60	13,272.44	33,453.60	0.00	111,654.28

Historical Delinquencies as a Percentage of Balance Outstanding

	May 2006	Jun 2006	Jul 2006	Aug 2006	Sep 2006	Oct 2006	Nov 2006	Dec 2006	Jan 2007	Feb 2007	Mar 2007	Apr 2007	May 2007
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)

31-60 Days Past Due	0.24	0.36	0.43	0.28	0.26	0.33	0.00	0.00	0.00	0.00	0.00	0.00	0.00
61-90 Days Past Due	0.00	0.03	0.09	0.13	0.08	0.09	0.00	0.00	0.00	0.00	0.00	0.00	0.00
91-120 Days Past Due	0.01	0.01	0.01	0.05	0.02	0.05	0.00	0.00	0.00	0.00	0.00	0.00	0.00
> 120 Days Past Due	0.00	0.00	0.00	0.01	0.06	0.07	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreclosure/REO	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total	0.25	0.40	0.53	0.47	0.42	0.54	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Historical Delinquency Information

Loss Data

	Oct 2006
Month Ended	(AUD)	(No Loans)

Losses on Sale of Property	0.00	0
Losses after Mortgage Insurance	0.00	0
Cumulative Losses after Mortgage Insurance	0.00	0
Cumulative Losses After Mortgage Insurance (%)	0.00%	0.00%

Summary and Weighted Average Calculations	At Issue	May 2006	Jun 2006	Jul 2006	Aug 2006	Sep 2006	Oct 2006

Total Collateral Balance (AUD)	1,482,533,900.05	1,455,827,212.77	1,399,113,899.13	1,353,128,693.36	1,307,677,582.66	1,263,356,243.11	1,225,222,347.41
Total Number of Loans	8,475	8,322	8,038	7,808	7,570	7,343	7,143
Current Average Loan Balance (AUD)	174,930.25	174,937.18	174,062.44	173,300.29	172,744.73	172,049.06	171,527.70
Maximum Loan Balance (AUD)	573,375.42	575,239.26	573,287.21	573,202.50	573,220.93	573,024.55	573,168.97
Current Weighted Average LVR	52.20%	52.17%	51.80%	51.53%	51.17%	50.95%	50.86%

Weighted Average Loan Rate	6.81%	6.99%	6.99%	7.00%	7.19%	7.19%	7.20%
Weighted Average Term to Maturity (WAM) (months)	321	320	319	318	317	316	315
Weighted Average Seasoning (WAS) (months)	23	23	24	25	26	27	28

Loan Size Distribution as at Month Ending                             31 Oct 2006

	Number of	Balance of	Number of	Balance of
Loan Size Distribution	Loans	Loans (AUD)	Loans (%)	Loans (%)

Loan Size < $50,000	144	4,637,917.42	2.02%	0.38%
$50,000 <Loan Size < $100,000	809	64,040,718.75	11.33%	5.23%
$100,000 <Loan Size < $150,000	2,441	306,081,009.14	34.17%	24.98%
$150,000 <Loan Size < $200,000	1,762	306,292,505.85	24.67%	25.00%
$200,000 <Loan Size < $250,000	965	216,109,062.17	13.51%	17.64%
$250,000 <Loan Size < $300,000	505	138,613,062.37	7.07%	11.31%
$300,000 <Loan Size < $350,000	248	79,895,682.81	3.47%	6.52%
$350,000 <Loan Size < $400,000	134	50,190,057.77	1.88%	4.10%
$400,000 <Loan Size < $450,000	89	37,591,174.32	1.25%	3.07%
$450,000 <Loan Size < $500,000	44	20,675,281.83	0.62%	1.69%
$500,000 <Loan Size < $750,000	2	1,095,874.98	0.03%	0.09%
$750,000 <Loan Size < $1,000,000	—	—	0.00%	0.00%

Total	7,143	1,225,222,347.41	100.00%	100.00%

LVR Distribution as at Month Ending                             31 Oct 2006

	Number of	Balance of	Number of	Balance of
LVR Distribution	Loans	Loans (AUD)	Loans (%)	Loans (%)

LVR < 50%	3,897	580,084,166.82	54.56%	47.35%
50% < LVR < 55%	556	101,175,209.80	7.78%	8.26%
55% < LVR < 60%	561	110,931,077.39	7.85%	9.05%
60% < LVR < 65%	523	101,400,187.07	7.32%	8.28%
65% < LVR < 70%	534	106,940,436.60	7.48%	8.73%
70% < LVR < 75%	506	98,214,521.90	7.08%	8.02%
75% < LVR < 80%	473	104,374,115.34	6.62%	8.52%
80% < LVR < 85%	35	8,961,607.42	0.49%	0.73%
85% < LVR < 90%	44	9,764,662.77	0.62%	0.80%
90% < LVR < 95%	12	3,025,791.59	0.17%	0.25%
95% < LVR < 100%	2	350,570.71	0.03%	0.03%
LVR > 100%	—	—	0.00%	0.00%

Total	7,143	1,225,222,347.41	100.00%	100.00%

Mortgage Insurance as at Month Ending                             31 Oct 2006

	Number of	Balance of	Number of	Balance of
Mortgage Insurer	Loans	Loans (AUD)	Loans (%)	Loans (%)

Genworth Financial	261	50,212,157.95	3.65%	4.10%
Royal & Sun Alliance	—	—	0.00%	0.00%
CGU Lenders Mortgage Insurance	—	—	0.00%	0.00%
PMI	—	—	0.00%	0.00%
Pool Insurance	6,882	1,175,010,189.46	96.35%	95.90%
Other	—	—	0.00%	0.00%

Total	7,143	1,225,222,347.41	100.00%	100.00%

Geographic Distribution as at Month Ending                             31 Oct 2006

	Number of	Balance of	Number of	Balance of
Geographic Distribution	Loans	Loans (AUD)	Loans (%)	Loans (%)

ACT Inner City	106	18,268,183.04	1.48%	1.49%
ACT Metro	57	9,839,109.64	0.80%	0.80%
ACT Non Metro	1	148,861.95	0.01%	0.01%
NSW Sydney Inner City	10	1,989,782.38	0.14%	0.16%
NSW Sydney Metro	964	207,191,639.36	13.50%	16.91%
NSW Non-Metro	783	131,324,618.79	10.96%	10.72%
QLD Brisbane Inner City	15	2,284,343.46	0.21%	0.19%
QLD Brisbane Metro	699	130,172,007.70	9.79%	10.62%
QLD Non-Metro	727	125,638,394.79	10.18%	10.25%
VIC Melbourne Inner City	40	7,872,753.06	0.56%	0.64%
VIC Melbourne Metro	1,985	324,806,600.70	27.79%	26.51%
VIC Non-Metro	661	90,971,997.99	9.25%	7.42%
WA Perth Inner City	21	3,820,642.14	0.29%	0.31%
WA Perth Metro	376	66,726,023.68	5.26%	5.45%
WA Non-Metro	62	10,433,214.49	0.87%	0.85%
SA Adelaide Inner City	8	1,314,861.65	0.11%	0.11%
SA Adelaide Metro	344	52,595,334.62	4.82%	4.29%
SA Non-Metro	90	12,386,661.64	1.26%	1.01%
NT Darwin Inner City	43	6,554,228.02	0.60%	0.53%
NT Darwin Metro	—	—	0.00%	0.00%
NT Non-Metro	8	1,023,108.23	0.11%	0.08%
TAS Hobart Inner City	5	635,340.59	0.07%	0.05%
TAS Hobart Metro	74	10,778,434.33	1.04%	0.88%
TAS Non-Metro	62	8,050,960.89	0.87%	0.66%
Undefined Post Code	2	395,244.27	0.03%	0.03%

Total	7,143	1,225,222,347.41	100.00%	100.00%

Seasoning Analysis - Total Portfolio as at Month Ending                             31 Oct 2006

	Number of	Balance of	Number of	Balance of
Seasoning Analysis	Loans	Loans (AUD)	Loans (%)	Loans (%)

Seasoning < 3 months	—	—	0.00%	0.00%
3 months < Seasoning < 6 months	—	—	0.00%	0.00%
6 months < Seasoning < 12 months	—	—	0.00%	0.00%
12 months < Seasoning < 18 months	1,717	307,100,646.02	24.04%	25.06%
18 months < Seasoning < 24 months	1,634	304,879,089.00	22.88%	24.88%
24 months < Seasoning < 36 months	2,036	333,368,011.02	28.50%	27.21%
36 months < Seasoning < 48 months	1,292	210,117,813.58	18.09%	17.15%
48 months < Seasoning < 60 months	276	46,878,986.50	3.86%	3.83%
Seasoning > 60 months	188	22,877,801.29	2.63%	1.87%

Total	7,143	1,225,222,347.41	100.00%	100.00%

Remaining Loan Term as at Month Ending                             31 Oct 2006

	Number of	Balance of	Number of	Balance of
Remaining Loan Term	Loans	Loans (AUD)	Loans (%)	Loans (%)

Term < 5 years	6	439,057.72	0.08%	0.04%
5 years < Term < 10 years	55	4,538,917.03	0.77%	0.37%
10 years < Term < 15 years	131	14,731,966.66	1.83%	1.20%
15 years < Term < 20 years	531	71,172,876.10	7.43%	5.81%
20 years < Term < 25 years	867	133,542,937.19	12.14%	10.90%
25 years < Term < 30 years	5,553	1,000,796,592.71	77.74%	81.68%
30 years < Term < 35 years	—	—	0.00%	0.00%
Term > 35 years	—	—	0.00%	0.00%

Total	7,143	1,225,222,347.41	100.00%	100.00%

Loan Purpose as at Month Ending                             31 Oct 2006

	Number of	Balance of	Number of	Balance of
Loan Purpose	Loans	Loans (AUD)	Loans (%)	Loans (%)

Purchase	1,045	189,061,087.12	14.63%	15.43%
Refinance	4,198	707,767,580.67	58.77%	57.77%
Home Improvement	877	142,819,987.66	12.28%	11.66%
Investor	874	160,780,402.91	12.24%	13.12%
Other	149	24,793,289.05	2.09%	2.02%

Total	7,143	1,225,222,347.41	100.00%	100.00%

Loan Type by Interest Rate as at Month Ending	31 Oct 2006

	Number of	Balance of	Number of	Balance of
Loan Type	Loans	Loans (AUD)	Loans (%)	Loans (%)

Variable Rate	5,416	920,552,193.46	75.82%	75.13%
Fixed Rate	1,727	304,670,153.95	24.18%	24.87%

Total	7,143	1,225,222,347.41	100.00%	100.00%

Fixed Rate Term Remaining as at Month Ending	31 Oct 2006

	Number of	Balance of	Number of	Balance of
Remaining Fixed Rate Term	Loans	Loans (AUD)	Loans (%)	Loans (%)

Term < 1 year	561	94,504,578.10	32.48%	31.02%
1 years < Term < 2 years	868	160,761,048.30	50.26%	52.77%
2 years < Term < 3 years	165	26,355,054.51	9.55%	8.65%
3 years < Term < 4 years	113	19,706,075.16	6.54%	6.47%
4 years < Term < 5 years	6	737,183.83	0.35%	0.24%
Term > 5 years	14	2,606,214.05	0.81%	0.86%

Total	1,727	304,670,153.95	100.00%	100.00%

Contact Details

Trust Manager	National Global MBS Manager Pty Ltd

Contacts	Eva Zileli
Manager Securitisation & Funding
National Australia Bank (Melbourne, Australia)
	Phone:	(+613) 8634 8219
	Facsimile:	(+613) 8634 3822
	Email:	Eva.Zileli@nab.com.au

Monthly Report as at	13 Dec 2006

This report is provided pursuant to the “Reports to Noteholders” section of the prospectus dated 23 May 2006.

A definition or description of certain terms used in this report together with a full description of the transaction may be found in the prospectus.

Further information is available to investors on Bloomberg (page reference [NRMBS]).  Information in this report and on Bloomberg have been sourced from the same data.

Differences in formatting, calculation and rounding methodology may cause discrepancies between the two sources.

Current Periods and Interest Rates

Determination Date	13 Dec 2006

Payment Date	20 Dec 2006

Interest Period
From (and including)	20 Nov 2006
To (but excluding)	20 Dec 2006
Number of days	30

Collection Period
From start of month	Nov 2006
To end of month	Nov 2006

	Class A Notes		Class B Notes

BBSW	6.3083		6.3083	% pa

Margin	0.1400	% pa	0.1800	% pa

Interest Rate	6.4483	% pa	6.4883	% pa

Noteholder Distribution Summary

	Class A Notes		Class B Notes		Subordination
	Per Note	Aggregate	Per Note	Aggregate	%

Original Face Amount	100,000.0000	1,472,600,000.00	100,000.00	10,400,000.00	0.70%
Beginning Note Balance	100,000.0000	1,215,967,643.87	100,000.00	10,400,000.00	0.85%
Interest Distribution	537.3583	6,444,595.20	533.2849	55,461.63
Principal Distribution	3,566.3083	52,517,456.91	0.0000	0.00
Ending Note Balance	96,433.6917	1,163,450,186.96	100,000.0000	10,400,000.00	0.89%
Less Carryover Principal Chargeoffs	0.0000	0.00	0.0000	0.00
Ending Stated Amount	96,433.6917	1,163,450,186.96	100,000.0000	10,400,000.00	0.89%

Total Distribution	4,103.6666	58,962,052.11	533.2849	55,461.63

Current Note Factor	0.79006531780	0.7900653178	1.000000	1.000000

Principal Distribution Statement

Principal Collections on Housing Loans	54,286,375.21
Issue proceeds of any Redraw Notes to be issued on the Payment Date		0.00
Other Amounts of principal received	653,018.96

Total Principal Collections		54,939,394.17

Reimbursement of Redraws	2,421,937.26
Principal Draw	0.00
Repay Redraw Note Principal	0.00
Class A Principal	52,517,456.91
Class B Principal	0.00

Total Principal Distribution		54,939,394.17

Interest Distribution Statement

Interest Collections	7,472,847.05
Principal Drawing	0.00
Liquidity Drawing	0.00

Total Available Income		7,472,847.05

Accrued Interest Adjustment	0.00
Expenses (includes all fees, net interest rate swap payment and other expenses of the Trust)	319,671.26

Reimbursement of previous Liquidity Drawings	0.00
Class A Interest Amount	6,444,595.20
Note Interest Amount for Redraw Notes	0.00
Interest payable under the Liquidity Facility Agreement	0.00
Note Interest Amount for Class B Notes	55,461.63

Excess Available Income available for Distribution (includes reimbursement of Principal Charge-Offs, unreimbursed Principal Drawings and distribution to Residual Income Unit Holder)		653,118.96

Excess Available Income applied to repay Principal Draw		653,018.96
Remaining Balance of Principal Draw		1,303,567.74

Support Facilities (AUD)

Liquidity Facility
Liquidity Facility Limit	11,450,000.00
Amount Drawn	0.00

Historical CPR

2006	May 2006	Jun 2006	Jul 2006	Aug 2006	Sep 2006	Oct 2006	Nov 2006
	(%)	(%)	(%)	(%)	(%)	(%)	(%)

Monthly CPR	29	37	32	33	33	30	40

Historical Monthly CPR

Delinquency Information as at Month Ending	30 Nov 2006

	31-60 Days	61-90 Days	91-120 Days	> 120 days	Foreclosure/
	Past Due	Past Due	Past Due	Past Due	REO	Total

No. of loans	20	5	4	4	2	35
No. of loans (%)	0.29%	0.07%	0.06%	0.06%	0.03%	0.51%
Balance outstanding ($)	3,999,528.80	1,053,780.47	868,817.20	653,232.52	246,182.36	6,821,541.35
Balance outstanding (%)	0.34%	0.09%	0.07%	0.06%	0.02%	0.58%
Instalment Amount ($)	40,731.42	21,721.56	18,754.76	27,311.94	6,621.80	115,141.48

Historical Delinquencies as a Percentage of Balance Outstanding

	May 2006	Jun 2006	Jul 2006	Aug 2006	Sep 2006	Oct 2006	Nov 2006	Dec 2006	Jan 2007	Feb 2007	Mar 2007	Apr 2007	May 2007
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)

31-60 Days Past Due	0.24	0.36	0.43	0.28	0.26	0.33	0.34	0.00	0.00	0.00	0.00	0.00	0.00
61-90 Days Past Due	0.00	0.03	0.09	0.13	0.08	0.09	0.09	0.00	0.00	0.00	0.00	0.00	0.00
91-120 Days Past Due	0.01	0.01	0.01	0.05	0.02	0.05	0.07	0.00	0.00	0.00	0.00	0.00	0.00
> 120 Days Past Due	0.00	0.00	0.00	0.01	0.06	0.07	0.06	0.00	0.00	0.00	0.00	0.00	0.00
Foreclosure/REO	0.00	0.00	0.00	0.00	0.00	0.00	0.02	0.00	0.00	0.00	0.00	0.00	0.00
Total	0.25	0.40	0.53	0.47	0.42	0.54	0.58	0.00	0.00	0.00	0.00	0.00	0.00

Historical Delinquency Information

Loss Data

	Nov 2006
Month Ended	(AUD)	(No Loans)

Losses on Sale of Property	0.00	0
Losses after Mortgage Insurance	0.00	0
Cumulative Losses after Mortgage Insurance	0.00	0
Cumulative Losses After Mortgage Insurance (%)	0.00%	0.00%

Summary and Weighted Average Calculations	At Issue	Jun 2006	Jul 2006	Aug 2006	Sep 2006	Oct 2006	Nov 2006

Total Collateral Balance (AUD)	1,482,533,900.05	1,399,113,899.13	1,353,128,693.36	1,307,677,582.66	1,263,356,243.11	1,225,222,347.41	1,173,388,657.20
Total Number of Loans	8,475	8,038	7,808	7,570	7,343	7,143	6,872
Current Average Loan Balance (AUD)	174,930.25	174,062.44	173,300.29	172,744.73	172,049.06	171,527.70	170,749.22
Maximum Loan Balance (AUD)	573,375.42	573,287.21	573,202.50	573,220.93	573,024.55	573,168.97	573,161.12
Current Weighted Average LVR	52.20%	51.80%	51.53%	51.17%	50.95%	50.86%	50.57%

Weighted Average Loan Rate	6.81%	6.99%	7.00%	7.19%	7.19%	7.20%	7.39%
Weighted Average Term to Maturity (WAM) (months)	321	319	318	317	316	315	314
Weighted Average Seasoning (WAS) (months)	23	24	25	26	27	28	29

Loan Size Distribution as at Month Ending	30 Nov 2006

	Number of	Balance of	Number of	Balance of
Loan Size Distribution	Loans	Loans (AUD)	Loans (%)	Loans (%)

Loan Size < $50,000	148	4,790,176.57	2.15%	0.41%
$50,000 <Loan Size < $100,000	805	63,747,371.38	11.71%	5.43%
$100,000 <Loan Size < $150,000	2,335	292,959,630.25	33.98%	24.97%
$150,000 <Loan Size < $200,000	1,688	293,714,470.42	24.56%	25.03%
$200,000 <Loan Size < $250,000	924	206,728,071.04	13.45%	17.62%
$250,000 <Loan Size < $300,000	485	132,885,811.73	7.06%	11.32%
$300,000 <Loan Size < $350,000	228	73,248,581.97	3.32%	6.24%
$350,000 <Loan Size < $400,000	134	50,262,088.42	1.95%	4.28%
$400,000 <Loan Size < $450,000	83	35,142,792.26	1.21%	2.99%
$450,000 <Loan Size < $500,000	40	18,814,968.17	0.58%	1.60%
$500,000 <Loan Size < $750,000	2	1,094,694.99	0.03%	0.09%
$750,000 <Loan Size < $1,000,000	—	—	0.00%	0.00%

Total	6,872	1,173,388,657.20	100.00%	100.00%

LVR Distribution as at Month Ending	30 Nov 2006

	Number of	Balance of	Number of	Balance of
LVR Distribution	Loans	Loans (AUD)	Loans (%)	Loans (%)

LVR < 50%	3,793	563,027,166.35	55.19%	47.98%
50% < LVR < 55%	530	95,329,434.71	7.71%	8.12%
55% < LVR < 60%	526	103,717,425.41	7.65%	8.84%
60% < LVR < 65%	507	98,233,114.47	7.38%	8.37%
65% < LVR < 70%	512	102,576,387.78	7.45%	8.74%
70% < LVR < 75%	486	94,523,532.16	7.07%	8.06%
75% < LVR < 80%	432	96,184,449.81	6.29%	8.20%
80% < LVR < 85%	32	7,709,244.83	0.47%	0.66%
85% < LVR < 90%	39	8,543,525.54	0.57%	0.73%
90% < LVR < 95%	12	3,024,463.17	0.17%	0.26%
95% < LVR < 100%	3	519,912.97	0.04%	0.04%
LVR > 100%	—	—	0.00%	0.00%

Total	6,872	1,173,388,657.20	100.00%	100.00%

Mortgage Insurance as at Month Ending                              30 Nov 2006

	Number of	Balance of	Number of	Balance of
Mortgage Insurer	Loans	Loans (AUD)	Loans (%)	Loans (%)

Genworth Financial	247	46,807,483.69	3.59%	3.99%
Royal & Sun Alliance	—	—	0.00%	0.00%
CGU Lenders Mortgage Insurance	—	—	0.00%	0.00%
PMI	—	—	0.00%	0.00%
Pool Insurance	6,625	1,126,581,173.51	96.41%	96.01%
Other	—	—	0.00%	0.00%

Total	6,872	1,173,388,657.20	100.00%	100.00%

Geographic Distribution as at Month Ending	30 Nov 2006

Geographic Distribution	Number of Loans	Balance of Loans (AUD)	Number of Loans (%)	Balance of Loans (%)

ACT Inner City	106	18,183,447.77	1.54%	1.55%
ACT Metro	54	9,335,603.34	0.79%	0.80%
ACT Non Metro	1	148,493.99	0.01%	0.01%
NSW Sydney Inner City	9	1,893,420.56	0.13%	0.16%
NSW Sydney Metro	933	198,990,955.79	13.58%	16.96%
NSW Non-Metro	742	123,619,251.09	10.80%	10.54%
QLD Brisbane Inner City	13	2,005,858.40	0.19%	0.17%
QLD Brisbane Metro	668	124,209,848.77	9.72%	10.59%
QLD Non-Metro	689	118,769,288.48	10.03%	10.12%
VIC Melbourne Inner City	39	7,685,364.66	0.57%	0.65%
VIC Melbourne Metro	1,926	313,053,324.52	28.03%	26.68%
VIC Non-Metro	636	87,517,232.69	9.25%	7.46%
WA Perth Inner City	20	3,475,476.25	0.29%	0.30%
WA Perth Metro	360	64,179,378.21	5.24%	5.47%
WA Non-Metro	62	10,409,416.52	0.90%	0.89%
SA Adelaide Inner City	7	1,090,369.48	0.10%	0.09%
SA Adelaide Metro	336	50,843,752.42	4.89%	4.33%
SA Non-Metro	84	11,347,911.45	1.22%	0.97%
NT Darwin Inner City	42	6,331,507.99	0.61%	0.54%
NT Darwin Metro	—	—	0.00%	0.00%
NT Non-Metro	7	902,626.72	0.10%	0.08%
TAS Hobart Inner City	4	519,634.14	0.06%	0.04%
TAS Hobart Metro	71	10,527,287.92	1.03%	0.90%
TAS Non-Metro	61	7,954,326.20	0.89%	0.68%
Undefined Post Code	2	394,879.84	0.03%	0.03%

Total	6,872	1,173,388,657.20	100.00%	100.00%

Seasoning Analysis – Total Portfolio as at Month Ending	30 Nov 2006

Seasoning Analysis	Number of Loans	Balance of Loans (AUD)	Number of Loans (%)	Balance of Loans (%)

Seasoning < 3 months	—	—	0.00%	0.00%
3 months < Seasoning < 6 months	—	—	0.00%	0.00%
6 months < Seasoning < 12 months	—	—	0.00%	0.00%
12 months < Seasoning < 18 months	1,257	219,332,198.48	18.29%	18.69%
18 months < Seasoning < 24 months	1,860	348,651,675.35	27.07%	29.71%
24 months < Seasoning < 36 months	1,795	295,069,535.76	26.12%	25.15%
36 months < Seasoning < 48 months	1,484	238,350,642.24	21.59%	20.31%
48 months < Seasoning < 60 months	272	46,742,100.21	3.96%	3.98%
Seasoning > 60 months	204	25,242,505.16	2.97%	2.15%

Total	6,872	1,173,388,657.20	100.00%	100.00%

Remaining Loan Term as at Month Ending	30 Nov 2006

Remaining Loan Term	Number of Loans	Balance of Loans (AUD)	Number of Loans (%)	Balance of Loans (%)

Term < 5 years	5	346,333.88	0.07%	0.03%
5 years < Term < 10 years	55	4,593,561.83	0.80%	0.39%
10 years < Term < 15 years	130	14,307,757.75	1.89%	1.22%
15 years < Term < 20 years	540	72,320,696.63	7.86%	6.16%
20 years < Term < 25 years	817	125,848,467.15	11.89%	10.73%
25 years < Term < 30 years	5,325	955,971,839.96	77.49%	81.47%
30 years < Term < 35 years	—	—	0.00%	0.00%
Term > 35 years	—	—	0.00%	0.00%

Total	6,872	1,173,388,657.20	100.00%	100.00%

Loan Purpose as at Month Ending	30 Nov 2006

Loan Purpose	Number of Loans	Balance of Loans (AUD)	Number of Loans (%)	Balance of Loans (%)

Purchase	1,011	182,477,442.35	14.71%	15.55%
Refinance	4,028	676,412,275.30	58.61%	57.65%
Home Improvement	845	136,973,634.04	12.30%	11.67%
Investor	846	153,926,771.33	12.31%	13.12%
Other	142	23,598,534.18	2.07%	2.01%

Total	6,872	1,173,388,657.20	100.00%	100.00%

Loan Type by Interest Rate as at Month Ending	30 Nov 2006

Loan Type	Number of Loans	Balance of Loans (AUD)	Number of Loans (%)	Balance of Loans (%)

Variable Rate	5,253	886,666,420.86	76.44%	75.56%
Fixed Rate	1,619	286,722,236.34	23.56%	24.44%

Total	6,872	1,173,388,657.20	100.00%	100.00%

Fixed Rate Term Remaining as at Month Ending	30 Nov 2006

Remaining Fixed Rate Term	Number of Loans	Balance of Loans (AUD)	Number of Loans (%)	Balance of Loans (%)

Term < 1 year	587	99,612,716.30	36.26%	34.74%
1 years < Term < 2 years	779	144,927,370.33	48.12%	50.55%
2 years < Term < 3 years	131	21,004,057.77	8.09%	7.33%
3 years < Term < 4 years	103	17,970,978.29	6.36%	6.27%
4 years < Term < 5 years	5	605,437.57	0.31%	0.21%
Term > 5 years	14	2,601,676.08	0.86%	0.91%

Total	1,619	286,722,236.34	100.00%	100.00%

Contact Details

Trust Manager	National Global MBS Manager Pty Ltd

Contacts	Eva Zileli
Manager Securitisation & Funding
National Australia Bank (Melbourne, Australia)
	Phone:	(+613) 8634 8219
	Facsimile:	(+613) 8634 3822
	Email:	Eva.Zileli@nab.com.au

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 2 February 2007	Name: Brendan T Case
Title: Associate Company Secretary